Mail Stop 4561

September 24, 2008

John B. Nano
President & CEO
Competitive Technologies, Inc.
777 Commerce Drive, Suite 100
Fairfield, CT 06825

>   **Re: Competitive Technologies, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 18, 2008**
>   **File No. 333-152881**

Dear Mr. Nano:

    We have reviewed your amended filing and have the following comment.

Exhibit 5.1

1.   Please have your counsel revise the penultimate paragraph of its legality opinion
      to state that the shares of common stock covered by the registration statement will
      be legally "issued." Also, in its opinion, counsel must opine on the corporate
      laws of the jurisdiction in which you are incorporated.

                            *   *   *   *   *

    As appropriate, please amend your registration statement in response to our
comments. Your responsive amendment should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Marked copies such as those in HTML format that show changes within paragraphs help
us to expedite our review. Please furnish a cover letter with your amendment that keys
your responses to our comments. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    We direct your attention to Rule 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (706) 738-1966
        M. Richard Cutler, Esq.
        Cutler Law Group